July 23, 1998

State Street Bank and Trust Company

1776 Heritage Drive

North Quincy, MA 02171

Re:       EVERGREEN STOCK SELECTOR FUND

To:       Elizabeth B. Solomon

This is to advise you that Evergreen Equity Trust (the “Trust”) has established a new series of shares to be known as EVERGREEN STOCK SELECTOR Fund.  In accordance with the Additional Funds provision of Section 18 of the Custodian Agreement dated 9/18/97 between the Trust and State Street Bank and Trust Company, the Trust hereby requests that you act as Custodian for the new series under the terms of the contract.

Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one to the Fund and retaining one copy for your records.

Evergreen Equity Trust

By:  /s/ DRay Moore

DRay Moore

Title:     Secretary

State Street Bank and Trust Company

By:

Title:     Vice President

Agreed to as of the 23rd day of July, 1998.